UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended November 30, 1998
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-4663
                       -------



         THE HUGHES NON-BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN

           THE HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN



                        Hughes Electronics Corporation
                            200 N. Sepulveda Blvd.
                      El Segundo, California 90245-0956
                      ----------------------------------
                    (Full titles and address of the plans)


                          General Motors Corporation
             100 Renaissance Center, Detroit, Michigan 48265-1000
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                       the plans and the address of its
                         principal executive offices)


Registrant's telephone number, including area code (313) 556-5000

          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                                Peter R. Bible
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                100 Renaissance Center
                                                Detroit, Michigan 48265-1000

FINANCIAL STATEMENTS AND EXHIBIT
---------------------------------


(a)   FINANCIAL STATEMENTS
      --------------------

      The Hughes Non-Bargaining Employees Thrift and Savings Plan
("Non-Bargaining Plan") and the Hughes Bargaining Employees Thrift and Savings Plan ("Bargaining Plan").

                                                                  Page No.
                                                                  --------

      Independent Auditors' Report...............................     5

      Financial Statements:
      --------------------

      Statements of Net Assets Available for Benefits by Plan as of
        November 30, 1998 and 1997................................    6

      Statements of Changes in Net Assets Available for Benefits
        by Plan for the years ended November 30, 1998 and 1997.....   8

      Notes to Financial Statements................................  10


      Supplemental Schedules Omitted
      ------------------------------

      Supplemental schedules are omitted because of the absence of conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Consent of Independent Auditors.................  20

                                  SIGNATURE

      The Non-Bargaining Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Non-Bargaining Employees Thrift and Savings
Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Hughes Non-Bargaining Employees
                                                   Thrift and Savings Plan
                                               --------------------------
                                                     (Name of Plan)


Date:  June 1, 1999                  By


                                               /s/Sandra L. Harrison
                                               -----------------------
                                               (Sandra L. Harrison,
                                               Chairman, Administrative
                                                      Committee)

      The Bargaining Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Bargaining Employees Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Hughes Bargaining Employees
                                                Thrift and Savings Plan
                                               --------------------------
                                                    (Name of Plan)


Date:  June 1, 1999                  By


                                               /s/Sandra L. Harrison
                                               -----------------------
                                               (Sandra L. Harrison,
                                              Chairman, Administrative
                                                     Committee)

INDEPENDENT AUDITORS' REPORT
----------------------------

Hughes Electronics Corporation Employees' Thrift and Savings Plans:

We have audited the accompanying Statements of Net Assets Available for Benefits by Plan of the Hughes Non-Bargaining Employees Thrift and Savings Plan, and the Hughes Bargaining Employees Thrift and Savings Plan (collectively, the "Plans") as of November 30, 1998 and 1997 and the related Statements of Changes in Net Assets Available for Benefits by Plan for the years then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at November 30, 1998 and 1997 and the changes in their net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.





/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Los Angeles, California
May 21, 1999

                        HUGHES ELECTRONICS CORPORATION
                     EMPLOYEES' THRIFT AND SAVINGS PLANS
           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

NOVEMBER 30, 1998

                              NON-BARGAINING       BARGAINING      TOTAL
                              --------------       ----------      -----
                                    (Dollars in Thousands)

INVESTMENT IN HUGHES MASTER TRUST:
Hughes Equity Fund              $1,323,596           $67,252    $1,390,848
Hughes Fixed Income Fund           597,958            37,623       635,581
  GM Class H Common
    Stock Fund                     334,836            19,484       354,320
  Hughes Balanced Fund             450,070            13,646       463,716
  Raytheon Class A Common
    Stock Fund                     179,100            10,333       189,433
  Fidelity Fund                      9,789               134         9,923
  Fidelity Puritan Fund              4,902                67         4,969
  Fidelity Contrafund                9,005                69         9,074
  Fidelity Equity Income Fund        5,939               187         6,126
  Fidelity Growth Company Fund       2,643                56         2,699
  Fidelity Intermediate Bond Fund    4,553                24         4,577
  Fidelity OTC Portfolio Fund        5,189               151         5,340
  Fidelity Overseas Fund             1,621                 4         1,625
  Fidelity Blue Chip Fund           20,958               675        21,633
  Fidelity Disciplined Equity Fund   3,925                81         4,006
  Fidelity Low Priced Stock Fund     6,078                20         6,098
  Fidelity Worldwide Fund              788                10           798
  Fidelity Diversified Int'l Fund    4,489               244         4,733
  Fidelity Dividend Growth Fund     44,405             1,132        45,537
  Fidelity Mid-Cap Stock Fund        3,819               167         3,986
  Fidelity Freedom Income Fund       1,289               155         1,444
  Fidelity Freedom 2000 Fund         3,087               422         3,509
  Fidelity Freedom 2010 Fund         2,921               149         3,070
  Fidelity Freedom 2020 Fund         2,385                71         2,456
  Fidelity Freedom 2030 Fund         1,015               126         1,141
  Fidelity US Bond Index Fund       14,229               398        14,627
  Fidelity US Equity Index Fund     14,695               170        14,865
  Loan Fund                         39,070             7,148        46,218
                                ----------        ----------     ---------
  TOTAL                          3,092,354           159,998     3,252,352

  CONTRIBUTIONS
  RECEIVABLE:
    Employee                         1,199                93         1,292
    Employer                           516                70           586
                                 ---------        ----------     ---------
  NET ASSETS AVAILABLE
    FOR BENEFITS                $3,094,069          $160,161    $3,254,230
                                ==========        ==========     =========

                        HUGHES ELECTRONICS CORPORATION
                     EMPLOYEES' THRIFT AND SAVINGS PLANS
           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY PLAN


NOVEMBER 30, 1997
                                                           THRIFT
                                    CALIFORNIA   TUCSON      AND
                         SALARIED     HOURLY   BARGAINING  SAVINGS   TOTAL
                        ----------  ---------- ----------  ------- ----------
                                        (Dollars in Thousands)

INVESTMENT IN HUGHES
MASTER TRUST:
  Hughes Equity Fund    $2,180,430     $80,704    $27,386  $11,000 $2,299,520
  Hughes Fixed Income Fund 949,018      50,756     14,646    3,636  1,018,056
  GM Class H Common
    Stock Fund             937,605      36,371     16,972   11,504  1,002,452
  Hughes Balanced Fund     693,395      15,610      5,350    4,829    719,184
  Loan Fund                107,214      10,904      6,012    1,263    125,393
                        ----------    --------    -------  ------- ----------
TOTAL                    4,867,662    194,345      70,366   32,232  5,164,605

CONTRIBUTIONS
RECEIVABLE:
  Employee                  12,997        663         256      258     14,174
  Employer                   4,732        326         124       93      5,275
                        ----------    --------    -------  ------- ----------
NET ASSETS AVAILABLE
  FOR BENEFITS          $4,885,391   $195,334     $70,746  $32,583 $5,184,054
                        ==========    ========    =======  ======= ==========

See notes to financial statements.




                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY PLAN


FOR THE YEAR ENDED NOVEMBER 30, 1998
                                                           THRIFT
                                    CALIFORNIA   TUCSON      AND        NON-
                         SALARIED     HOURLY   BARGAINING  SAVINGS   BARGAINING  BARGAINING    TOTAL
                        ----------  ---------- ----------  -------   ----------  ----------  ---------
                                                   (Dollars in Thousands)
INVESTMENT ACTIVITIES:
  Net investment income (loss)
    from the Master Trust $589,401     $23,026     $6,099   $4,506     $(5,671)    $(1,753)   $615,608
                          --------   ---------  ---------  -------   ---------   ---------    --------
OTHER ACTIVITIES INCREASE
(DECREASE):
  Employee contributions    40,145       3,063        176      202      32,910       3,321      79,817
  Employer contributions    17,468       1,396         90       79      12,041       1,005      32,079
  Benefit payments      (2,377,736)    (79,274)   (59,582) (17,019)   (121,687)     (2,030) (2,657,328)
  Plan Transfer         (3,154,669)   (143,545)   (17,529) (20,351)  3,176,476     159,618           -
                        ----------    --------   --------  -------   ---------    --------    --------

INCREASE (DECREASE)     (5,474,792)   (218,360)   (76,845) (37,089)  3,099,740     161,914  (2,545,432)
                        ----------    --------   --------  -------   ---------    --------    --------

INCREASE IN
  NET ASSETS AVAILABLE
  FOR BENEFITS          (4,885,391)   (195,334)   (70,746) (32,583)  3,094,069     160,161  (1,929,824)

 NET ASSETS AVAILABLE
  FOR BENEFITS,
  BEGINNING OF YEAR      4,885,391     195,334     70,746   32,583                           5,184,054
                        ----------    --------   --------  -------   ---------    --------   ---------

  END OF THE YEAR      $         -   $       -   $      -  $    -   $3,094,069    $160,161  $3,254,230
                        ==========    ========   ========  =======   =========    ========   =========



See notes to financial statements.

                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY PLAN


FOR THE YEAR ENDED NOVEMBER 30, 1997
                                                           THRIFT
                                    CALIFORNIA   TUCSON      AND
                         SALARIED     HOURLY   BARGAINING  SAVINGS   TOTAL
                        ----------  ---------- ----------  ------- ----------
                                        (Dollars in Thousands)
INVESTMENT ACTIVITIES:
  Net investment income from
    the Master Trust      $773,056     $24,488    $11,863   $5,729   $815,136
                        ----------    --------    -------  ------- ----------
OTHER ACTIVITIES INCREASE
(DECREASE):
  Employee contributions   194,008       9,338      3,099    3,941    210,386
  Employer contributions    81,988       4,426      1,525    1,221     89,160
  Benefit payments        (303,879)    (12,811)    (6,401)  (3,504)  (326,595)
                        ----------    --------    -------  ------- ----------

INCREASE (DECREASE)        (27,883)        953     (1,777)   1,658    (27,049)
                        ----------    --------    -------  ------- ----------

INCREASE IN
  NET ASSETS AVAILABLE
  FOR BENEFITS             745,173      25,441     10,086    7,387    788,087
NET ASSETS AVAILABLE
  FOR BENEFITS, BEGINNING
  OF PERIOD              4,140,218     169,893     60,660   25,196  4,395,967
                        ----------    --------    -------  ------- ----------

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD             $4,885,391    $195,334    $70,746  $32,583 $5,184,054
                        ==========    ========    =======  ======= ==========


See notes to financial statements.

                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1.  PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan - As of November 30, 1997 the financial statements comprised the accounts of the Hughes Salaried Employees' Thrift and Savings Plan (the "Salaried Plan"), the Hughes California Hourly Employees' Thrift and
Savings Plan (the "California Hourly Plan"), the Hughes Tucson Bargaining Employees' Thrift and Savings Plan (the "Tucson Bargaining Plan"), and the Hughes Thrift and Savings Plan (the "Thrift and Savings Plan"). During the year ended November 30, 1998, an amendment to and comprehensive restatement of the California Hourly Plan was executed which created the Hughes Bargaining Employees' Thrift and Savings Plan (the "Bargaining Plan"). On June 1, 1998 the Tucson Bargaining Plan was merged into the Bargaining Plan. There was also an amendment to and comprehensive restatement of the Salaried Plan which created the Hughes Non-Bargaining Employees' Thrift and Savings Plan (the "Non-Bargaining Plan"). On June 1, 1998 the Thrift and Savings Plan was merged into the Non-Bargaining Plan. Therefore, at November 30, 1998, the financial statements comprise the accounts of the Bargaining Plan and the Non-Bargaining Plan (collectively, the "Plans").

Plan Administration - the Plans are administered by Administrative Committees whose members are appointed by Hughes Electronics Corporation (the "Company" or "Hughes"), a wholly owned subsidiary of General Motors Corporation ("GM"). The Trustee of the Plans is Bankers Trust Company ("Bankers Trust"). Additional Plan information is provided to the participants by the Company in the form of Summary Annual Reports. The Plans' expenses are paid by the plan participants, as provided by the Plan documents.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plans participate in the Hughes Electronics Corporation Savings Plan Master Trust (the "Master Trust").

Basis of Acounting - The financial statements of the Plans are prepared on the accrual basis of accounting.

Investments - The Plans' investments in the Master Trust are presented at estimated fair value, which has been determined based on the fair value of the investments of the Master Trust.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Internal Revenue Service has ruled that the Plans are qualified under Section 401 of the Internal Revenue Code (the "Code") and are, therefore, not subject to Federal income taxes under present income tax laws. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements. Contributions by participants made on a "pre-tax" basis, the Company's matching contributions, and the earnings thereon are not subject to Federal income taxes to the participants until distributed from the Plans.

NOTE 3.  PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the respective Plans are eligible to participate in the Plans after 90 days of continuous employment. The Plans provide that eligible employees electing to become participants may contribute amounts within specified ranges through payroll deductions. The participants may direct these contributions to any of the 27 investment funds included in the Master Trust described in Note 6.

The Company contributes to the Class H Common Stock Fund an amount equal to 100%
of  the  individual   employee's   contribution  up  to  4%  of  the  employee's
compensation, subject to certain limitations.

                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS

Participants in the Non-Bargaining Plan and Bargaining Plan are vested in the Company's contributions after two full plan years after the plan year in which contributions are made to their accounts. Participants become fully vested after five years of service. Forfeited Company contributions are used to reduce future Company contributions to the Plans. Forfeitures during the years ended November 30, 1998 and 1997 were $460,821 and $722,629, respectively.

The Company reserves the right to terminate the Plans at any time. Upon such termination, the participants' rights to the Company's contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 4.  PARTICIPANT LOANS

Each Plan allows participants to borrow from their vested account balances, subject to certain limitations. The loans bear interest at 1% over the Prime Rate as published in the Eastern edition of The Wall Street Journal (which is fixed at the inception of the loan), and maturities may not exceed four years.

The loans (which are accounted for in the Loan Fund) are deducted from the participants' vested account balances using a source hierarchy. The funds are withdrawn from sources in the following order: old after-tax employee contributions, new after-tax employee contributions, pre-tax employee contributions, rollover contributions, company match unrestricted, and company match restricted. Funds are withdrawn pro-rata from the funds for each source. Loan repayments are reinvested in the inverse order of the sources that the loan was redeemed from and into the funds based on current investment mixes.

NOTE 5.  BENEFITS TO WITHDRAWING PARTICIPANTS

Net assets available for benefits include the following amounts which will be paid to participants who are withdrawing from the Plans:

  Plan                                          1998          1997
------------------                           -------       -------
                                            (Dollars in Thousands)

Non-Bargaining                               $ 2,385     $       -
Bargaining                                       150             -
Salaried                                           -        13,930
California Hourly                                  -           371
Tucson Bargaining                                  -           385
Thrift and Savings                                 -            92
                                           ---------       -------
  Total                                      $ 2,535    $   14,778
                                           =========       =======

                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS

NOTE 6.  INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between Hughes and Bankers Trust, as trustee of the funds, to permit the commingling of trust assets of the Plans and certain other employee benefit plans of the Company, for investment and administrative purposes. Each participating employee benefit plan has an interest in the net assets of the Master Trust and changes therein. The assets of the trust are held by Bankers Trust.

Investments of the Master Trust are managed by independent investment advisors, with the exception of one account in the Hughes Fixed Income Fund managed directly by a subsidiary of the Company which also performs certain other duties in relation to the oversight of the investments of the plans (with asset values at November 30, 1998 and 1997 of approximately $515,689,000 and $682,872,000, respectively). Investment management fees paid by the Plans to the subsidiary for the account it manages were as follows:

  Plan                                          1998          1997
----------------------------------              ----          ----
                                              (Dollars in Thousands)

Non-Bargaining                                  $397          $  -
Bargaining                                        25             -
Salaried                                           -           461
California Hourly                                  -            25
Tucson Bargaining                                  -             7
Thrift and Savings                                 -             2
                                                ----          ----
  Total investment management fees              $422          $495
                                                ====          ====

The Master Trust is composed of 28 funds: the Hughes Equity Fund- invests primarily in equity securities; the Hughes Fixed Income Fund- invests in certificates of deposit, short-term corporate debt and government securities, and contracts with insurance companies providing a guarantee of principal (backed by assets of the insurance company) and a specified rate of interest; the GM Class H Common Stock Fund- invests in or holds shares of GM Class H Common Stock; the Hughes Balanced Fund- invests primarily in Equity and Debt Index Funds managed by Mellon Capital; the Raytheon Class A Common Stock Fund-invests in or holds shares of Raytheon Class A Common Stock; the Fidelity Fund-invests in equity securities; the Fidelity Puritan Fund- invests in high yielding equity and debt securities; the Fidelity Contrafund- invests in securities of companies experiencing positive fundamental change such as new management team or product launch; the Fidelity Equity Income Fund- invests at least 65% of total assets in income-producing equity securities; the Fidelity Growth Company Fund- invests primarily in common stock of companies; the Fidelity Intermediate Bond Fund- invests in grade debt securities while maintaining an average maturity of 3 to 10 years; the Fidelity OTC Portfolio Fund- invests mainly in equity securities traded on the over-the-counter market; the Fidelity Overseas Fund- invests primarily in common stocks from issuers outside the U.S.; the Fidelity Blue Chip Fund- invests mainly in common stock of well-known and established companies; the Fidelity Disciplined Equity Fund-invests at least 65% of fund's total asset in common stocks of domestic or foreign issuers; the Fidelity Low Priced Stock Fund- invests mainly in low-priced common stocks ($35 or less at time of purchase); the Fidelity Worldwide Fund- invests primarily in common stocks of foreign issuers selected using computer-aided, quantitative analysis supported by fundamental analysis; the Fidelity Diversified International Fund- invests primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index; the Fidelity Dividend Growth Fund- invests in equity securities of companies that have the potential to increase their current dividend; the Fidelity Mid-Cap Stock Fund- invests in equity securities of companies with medium market capitalizations; the Fidelity Freedom Income

                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS

Fund- invests in a combination of Fidelity funds; the Fidelity Freedom 2000 Fund- invests in a combination of Fidelity equity, fixed-income and money market funds targeted to investors expected to retire around 2000; the Fidelity Freedom 2010 Fund- invests in a combination of Fidelity equity, fixed-income and money market funds targeted to investors expected to retire around 2010; the Fidelity Freedom 2020 Fund- invests in a combination of Fidelity equity, fixed-income and money market funds targeted to investors expected to retire around 2020; the Fidelity Freedom 2030 Fund- invests in a combination of Fidelity equity, fixed-income and money market funds targeted to investors expected to retire around 2030; the Fidelity US Bond Index Fund- invests in a mix of securities designed to match the aggregate Bond Index's performance; the Fidelity Equity Index Fund- invests primarily in common stocks of the 500 companies that make up the S&P 500; and the Loan Fund, representing outstanding loans from employees who are participants in the Plans. Each Plan's share in the Master Trust's net assets is based upon the participant units and fund values (described below) of the participants in the Plan. The investment return of the Master Trust is allocated to the participating Plans based on the relative proportion of each Plan's net assets available for benefits in each fund.

Participants may elect to have their contributions invested in proportionate shares of each such fund. The assets of the Trust are held by Bankers Trust.

                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS

The following schedules summarize the net assets and net investment income of the Master Trust.

a) NET ASSETS OF THE MASTER TRUST

NOVEMBER 30, 1998
                                    TOTAL
                                    ------
                              (Dollars in thousands)
INVESTMENTS:
  Short-Term
   Investment Funds               $145,221
  Certificates of
   Deposit                         124,922
  Short-Term US
   Govt. obligations                     -
  Long-Term US
   Govt. obligations                     -
  Short-Term Corporate
   Obligations                     317,717
  Long-Term Corporate
   Obligations                           -
  Common Stock                     982,419
  Common Stocks-GM
   Class H                         354,474
  Pooled investments               554,738
  Preferred stock                    4,798
  Insurance contracts               75,104
  Mutual Funds                     172,236
  Loan receivables                  45,922
   from participants
  Other                            463,183
                                 ---------
  Total investments              3,240,734
  Dividends and interest
   Receivable                        8,981
  Receivable for
   Securities sold                   8,054
  Payable for securities
   Purchased                        (3,928)
  Contributions
   Receivables                       1,878
  Other                             (1,489)
                                   -------
NET ASSETS OF THE
  MASTER TRUST                  $3,254,230
                                 =========

                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS

a) NET ASSETS OF THE MASTER TRUST

NOVEMBER 30, 1997
                                 TOTAL
                                ----------
                           (Dollars in Thousands)
INVESTMENTS:
  Short-term
    investment funds              $328,503
  Certificates
    of deposit                     149,956
  Short-term United
    States Government
    obligations                          -
  Long-term United
    States Government
    obligations                          -
  Short-term corporate
    obligations                    561,852
  Long-term corporate
    obligations                          -
  Common stocks                  1,199,196
  Common Stock-
    GM Class H                     987,587
  Pooled investments               978,025
  Preferred stock                    2,623
  Insurance contracts               87,418
  Loan receivable
    from participants              127,026
  Other                            717,334
                                ----------
      Total
        investments              5,139,520
  Dividends and
    interest receivable            148,008
  Receivable for
    securities sold                 11,793
  Interfund accounts                     -
  Payable for securi-
    ties purchased                (132,019)
  Contributions
    receivable                      19,449
  Other                             (2,697)
                                 ---------
NET ASSETS OF THE
  MASTER TRUST                  $5,184,054
                                ==========



                                                HUGHES ELECTRONICS CORPORATION
                                             EMPLOYEES' THRIFT AND SAVINGS PLANS

b) MASTER TRUST NET INVESTMENT INCOME

FOR THE YEAR ENDED NOVEMBER 30, 1998
                                    HUGHES      GM                      RAYTHEON
                        HUGHES      FIXED       CLASS H     HUGHES      CLASS A                 FIDELITY
                        EQUITY      INCOME      COMMON      BALANCED    COMMON      FIDELITY    PURITAN    FIDELITY
                        FUND        FUND        STOCK FUND  FUND        STOCK FUND  FUND        FUND       CONTRAFUND
                        --------    --------    ----------  --------    ----------  --------    --------   ----------
                                                    (Dollars in Thousands)

INVESTMENT INCOME AND
EXPENSES:
  Interest and other
    Income            $    -       $26,176    $    297     $28,809      $  103      $  173      $  249      $    -
  Dividends             18,110                                           2,960
  Net change in
    fair value
    of investments     334,129      16,876     107,652      87,428     (11,283)         75        (146)       (199)
  Investment management
    and trustee fees    (2,776)       (810)       (343)       (705)       (128)
                     ---------     -------     -------     -------     -------     -------     -------     -------
NET INVESTMENT INCOME $349,463     $42,242    $107,606    $115,532     $(8,348)    $   248     $   103     $  (199)
                     =========     =======     =======     =======     =======     =======     =======     =======






                        FIDELITY    FIDELITY    FIDELITY    FIDELITY    FIDELITY    FIDELITY    FIDELITY   FIDELITY
                        EQUITY      GROWTH      INTERMED.   OTC         FIDELITY    BLUE        DISCIPL.   LOW
                        INCOME      COMPANY     BOND        PORTFOLIO   OVERSEAS    CHIP        EQUITY     PRICED
                        FUND        FUND        FUND        FUND        FUND        FUND        FUND       FUND
                        --------    --------    --------    --------    --------    --------    --------   ----------

INVESTMENT INCOME AND
EXPENSES:
  Interest and other
    income              $   13      $    -      $   85      $   77       $   -      $  441       $   -      $  234
  Dividends
  Net change in
    fair value
    of investments          75          47          (7)        163          97         433         (34)       (270)
  Investment management
    and trustee fees                                                                    (1)                     (6)
                     ---------     -------     -------     -------     -------     -------     -------     -------
NET INVESTMENT INCOME   $   88      $   47      $   78      $  240      $   97      $  873      $  (34)     $  (42)
                     =========     =======     =======     =======     =======     =======     =======     =======


                                                HUGHES ELECTRONICS CORPORATION
                                             EMPLOYEES' THRIFT AND SAVINGS PLANS

b) MASTER TRUST NET INVESTMENT INCOME

FOR THE YEAR ENDED NOVEMBER 30, 1998


                                    FIDELITY    FIDELITY    FIDELITY    FIDELITY    FIDELITY    FIDELITY   FIDELITY
                        FIDELITY    DIVERS.     DIVIDEND    MID-CAP     FREEDOM     FREEDOM     FREEDOM    FREEDOM
                        WORLDWIDE   INT'L       GROWTH      STOCK       INCOME      2000        2010       2020
                        FUND        FUND        FUND        FUND        FUND        FUND        FUND       FUND
                        --------    --------    --------    --------    --------    --------    --------   ----------

INVESTMENT INCOME AND
EXPENSES:
  Interest and other
    income               $   -       $   -     $ 1,258       $   -      $   24       $   -       $   -       $   -
  Dividends
  Net change in
    fair value
    of investments        (147)       (109)        573         (37)         27         110          47          31
  Investment management
    and trustee fees                                (1)
                     ---------     -------     -------     -------     -------     -------     -------     -------
NET INVESTMENT INCOME   $ (147)     $ (109)    $ 1,830      $  (37)     $   51      $  110      $   47      $   31
                     =========     =======     =======     =======     =======     =======     =======     =======



                        FIDELITY    FIDELITY    FIDELITY
                        FREEDOM     US BOND     US EQUITY
                        2030        INDEX       INDEX       LOAN
                        FUND        FUND        FUND        FUND        TOTAL
                        --------    --------    --------    --------    --------

INVESTMENT INCOME AND
EXPENSES:
  Interest and other
    income               $   -      $  259       $   -     $ 4,715     $62,913
  Dividends                                                             21,070
  Net change in
    fair value
    of investments          22         151         692                 536,396
  Investment management
    and trustee fees                    (1)                             (4,771)
                     ---------     -------     -------     -------     -------
NET INVESTMENT INCOME   $   22      $  409      $  692     $ 4,715    $615,608
                     =========     =======     =======     =======     =======
                                                            - 17 -

                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS

b) MASTER TRUST NET INVESTMENT INCOME



FOR THE YEAR ENDED NOVEMBER 30, 1997

                                   HUGHES   GM CLASS
                         HUGHES     FIXED   H COMMON HUGHES
                         EQUITY    INCOME    STOCK   BALANCED    LOAN
                          FUND      FUND      FUND     FUND      FUND      TOTAL
                        --------  --------  -------  --------   ------   ---------
                                        (Dollars in Thousands)

INVESTMENT INCOME AND
EXPENSES:
  Interest and other
    income             $      -    $63,452     $523  $206,867   $8,586    $279,428
  Dividends               20,960         -   15,062         -        -      36,022
  Net change in
    fair value
    of investments       448,580    (9,819) 147,471   (76,542)       -     509,690
  Investment management
    and trustee fees      (5,103)   (1,592)    (597)   (2,712)       -     (10,004)
                        --------   ------- --------   -------   ------    --------
NET INVESTMENT INCOME   $464,437   $52,041 $162,459  $127,613   $8,586    $815,136
                        ========   ======= ========   =======   ======    ========






































                                     - 18 -

                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS

Note 7.  Spin-off

On December 17, 1997, General Motors completed the restructuring of its Hughes Electronics subsidiary, including the spin-off and merger of its defense unit with the Raytheon Company. As part of the restructuring, the Plan participants' GM Class H common stock was converted to two new classes of stock, new GM Class H and Raytheon Class A.

The defense unit Plan participants were given the opportunity to elect a voluntary transfer to another qualified defined contribution plan maintained by the Raytheon Company, ending with the valuation date of the fifth full month following the spin-off merger.



















































                                     - 19 -